EXHIBIT 12.3

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - PROGRESS ENERGY
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2016	2015	2014	2013	2012
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations(a)	$1,557	$1,579	$1,418	$1,029	$527
Fixed charges	788	838	841	872	884
Deduct:
Pretax income attributable to noncontrolling interests of subsidiaries that have not incurred fixed charges	—	—	—	—	2
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	6
Total earnings	$2,345	$2,417	$2,259	$1,901	$1,403

Fixed charges:
Interest on debt, including capitalized portions	$717	$738	$732	$772	$782
Estimate of interest within rental expense	71	100	109	100	96
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	6
Total fixed charges	$788	$838	$841	$872	$884
Ratio of earnings to fixed charges	3.0	2.9	2.7	2.2	1.6
Ratio of earnings to fixed charges and preferred dividends combined(b)	3.0	2.9	2.7	2.2	1.6

(a)	Excludes amounts attributable to noncontrolling interests and income or loss from equity investees.
(b)    For all periods presented, Progress Energy, Inc. had no preferred stock outstanding.